Exhibit 15.1

January 28th, 2020

Dear High Times Shareholders and Stakeholders,

We are pleased to provide you with an overview of the progress and accomplishments that High Times has made over the past year, and we are excited to share our progressive new vision for the future. We thank all of our shareholder supporters – more than 23,000 in total – as we move into this new decade.

There is no bigger global cannabis brand than High Times, thanks to both our new and long-time supporters. In a market desperate for validation, High Times has stood the test of time and remains the only cannabis brand known from California to Timbuktu. Since 1974, High Times has established itself as the most recognized cannabis brand in the world, sought after by new consumers trying cannabis for the first time, as well as long-term connoisseurs who have been reading our flagship magazine cover-to-cover for the past 45 years. With more than 23,000 shareholders representing over 24 countries around the world, we are a global brand with a global following.

2019 Year-in-Review

This past year has been transformative. Despite a challenging economic environment in the cannabis world, we ended our first half of 2019 with positive revenue growth of 20.7% for the six months ended June 30, 2019. We pooled key cannabis media brands, solidified our core offerings, launched successful events throughout North America, taken steps to prepare for a public market listing, and added key members to our management team. We also made difficult, but necessary, decisions to help bring us to profitability – including consolidating our magazine brands under one editorial group, as well as reducing corporate overhead by centralizing our operations to California.

What we have learned is that things don’t always go as according to plan. Candidly, we have made a few decisions that in hindsight we may have done differently today. Our largest misgiving is that High Times had hoped to be public by now. But given the market’s volatility in the cannabis sector, we also believe this may have been a blessing in disguise for our company and shareholders alike. We are now more focused and realigned. We spent this past year building our new corporate strategy, which we are excited to share. Ultimately, we believe we have found the best way to leverage our global brand and content engine to power the next steps in High Times’s evolution. And we remain as optimistic as ever, as we believe that we have created a clear path forward for long-term success.

The Path Forward

As 2020 ushers into a new decade, we have decided that it is important to focus on business fundamentals in order to head down a path toward profitability. In doing so, we will focus on operational efficiencies and monetization of our uniquely iconic cannabis brand. We aim to achieve this by becoming a multifaceted cannabis brand company that will now “touch the leaf.” We will focus on high margin business segments, including flagship dispensaries, licensing relationships and e-commerce/delivery. We believe this may lead our business to organically evolve into merchandising as well as flagship smoke shops/consumptions lounges and other attractive consumer destinations. We will also continue with our core competencies of media, magazine and global events. By capturing new business verticals, and cross-pollinating these with our historical platform, we look forward to delivering High Times to consumers in compelling new ways.

Corporate Strategy

Last week, we announced our intention to open our first two flagship retail dispensaries. The stores, located in Los Angeles and Las Vegas, will serve as branded retail locations in key destinations that will aim to deliver the highest quality product available to consumers at all price points. We plan to continue to support local businesses by finding shelf space for craft product including award winning Cannabis Cup products. We will always stay true to our roots.

In the years to come, we intend to focus on acquisition and partnership opportunities for company growth. In particular, this will be our strategy to scale our brick-and-mortar presence; and we are currently exploring new dispensary locations throughout North America.

Management

As we look toward our future initiatives, we have made important strategic decisions for our management team. We recently hired e-commerce pioneer Stormy Simon to take over as High Times’s Chief Executive Officer. Stormy was previously the President of Overstock.com, where she was part of the group that grew sales from 20 Million to over 2 Billion. Stormy revolutionized Overstock.com into the digital-shopping empire that it is today. She is uniquely positioned to help our brand capitalize on High Times’s digital business by leveraging our traffic into transactions not just for our brand, but for our business partners. She is also a visionary in the area brand building. As a passionate advocate of medical cannabis causes, Stormy brings tenacious leadership to our team.

Additionally, Paul Henderson, the former CEO of Groupo Flor, joined as our new President. Paul has worked in the corporate world for leading global corporations such as Apple, Goldman Sachs and GE Capital, and has recent experience in executive leadership in the U.S. cannabis industry. We believe Paul’s deep consumer packaged goods retail background and finance experience will bring powerful insight and experience for us as we grow our business. Coupled with this, Paul’s contributions to building vertically integrated cannabis businesses will be important during the growth of our new business verticals. Paul’s unique background includes building retail dispensaries on modest budgets into some of the most successful stores in their areas. Paul is integral to the execution of the High Times’s vision.

We welcome both Stormy and Paul to the High Times family. We believe the addition of these key executives will prove extremely valuable for our growth trajectory, while remaining highly complementary to an already talented team.

The Macro Opportunity & High Times

High Times has long been on the front lines advocating for legalization and social acceptance. We will continue to be a leader in empowering the explosive growth of this industry. We are well-positioned to benefit from the continuing legalization of cannabis around the world. The global legal cannabis market is projected by industry sources to reach $66.3 billion by 2025.1 In the United States today, 33 states currently allow for legal cannabis sales and consumption (including 11 recreational states and Washington D.C.).

As legalization gains traction, we expect the remainder of 2020 to be filled with old and new territories hosting High Times’ events. Winning our Cannabis Cup competitions remains the most prestigious achievement for cannabis growers and manufacturers; and this reputation continues to grow as our competitions expand with each new recreational market. This past year, we returned to a now legalized Detroit for the first time in six years where we hosted a sold-out event, returned to Denver for the first time in three years, and are proud to have hosted our first ever event in Oklahoma.

We are pleased with what we our achievements, but there is so much more left to accomplish. In addition to our positive revenue growth, the strategic transactions we plan to complete will further solidify our position. We will continue to expand our events-based business and continue to connect cannabis consumers with both endemic (cannabis) and non-endemic brands globally. We do this in print. We do this via the Web. We do this via social media channels. We do this at events. We do this directly to consumer’s inboxes. We use our brand to connect cannabis consumers with other brands. We will double down on that approach as we move into retail and look for other e-platforms to connect cannabis brands to consumers, just like we’ve done for more than 45 years.

Looking ahead, our goal is to maximize the value of the High Times brand by continually expanding our presence. We will continue to pursue strategic acquisitions, attractive investment opportunities and partnerships, while also looking to grow our organic business. We are constantly pursuing new opportunities as legalization moves forward.

Capital Markets Initiative

We continue to extend our Regulation A+ offering, and plan to keep it open to raise further capital in preparation for our long-awaited listing on a public exchange. This is a tremendous advantage as it allows us to continue to tell our story while raising capital to drive growth. Right now, we have more than 23,000 shareholders and believe this has been one of the most successful Reg A+ Offerings in history. We appreciate all of your support as we complete our transition into an anticipated publicly-listed company. We encourage all of our investors to spread the word, and share this email with your friends who may find this message interesting.

1 See https://www.grandviewresearch.com/press-release/global-legal-marijuana-market.

Although our initial plan was to list on Nasdaq, we believe this would place severe constrictions on our company from a strategic growth perspective. Our current objectives – to move into “plant touching” – would not be possible on that path. Yet, we still believe the public markets will bring greater exposure and access to capital, as well as liquidity for our current shareholders.

As such, after carefully weighing our strategic options, we have decided to pursue a listing on the OTCQX.

We believe that utilizing our IP and brand awareness on plant touching opportunities provides the greatest prospect for our shareholders and for corporate growth moving forward. Currently, we are awaiting a final response from FINRA, which is the last hurdle needed prior to listing our shares on the OTCQX.

Conclusion

In closing, we have made significant progress to date and are well-positioned to continue the momentum we have started. We remain focused on driving positive revenue growth, improving cash flow, liquidity and margins, while simultaneously maximizing the value of our global brand for our shareholders. High Times’s management team is highly motivated and excited about our prospects for the future.

On behalf of the entire High Times team, including our Board of Directors and associates, I would like to give thanks to all of you who have invested with us and believe in the power of our global brand. This is only the beginning.

Sincerely,

/s/ Adam E. Levin
Adam E. Levin
Executive Chairman
https://hightimesinvestor.com